Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 11, 2024

1.Date, Time, and Venue: On June 11, 2024, at 7 pm, the Board of Directors (“Board”) of Suzano S.A. (“Company”) met via Company’s videoconference system.

2.Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mr. Marcelo Feriozzi Bacci, Finance and Investor Relations Executive Officer and Mr. Marcos Moreno Chagas Assumpção, as secretary

3.Call: The meeting has been timely called under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

5.Agenda: To resolve on: (i) the entering of a transaction, through its subsidiary Suzano Suzano International Trading GmBH (“Suzano”), with B&C Alpha Zweite Holding Gmbh & Co KG (“B&C”), for the acquisition of a minority stake in Lenzing Aktiengesellschaft (“Lenzing”) held by B&C and the signing of a shareholder’s agreement with B&C establishing the main terms of the this such acquisition (“Transaction”); (ii) the authorization for the Company's Board of Executive Officers to carry out any and all acts, negotiate and enter into any contracts and/or instruments and any additions thereto, necessary or convenient for the implementation of the previous resolution, if approved.

6.Minutes in Summary Form: The Directors, unanimously and without reservations, resolved to draw up these minutes in summary form.

7.Presentation, discussion on the agenda and resolutions:

Mr. David Feffer, in his capacity as Chairman of the Board, opened the meeting by thanking the members for attending and outlined the main topics on the agenda for the day.

The Directors approved, by unanimous vote and without reservations, the implementation of the Transaction, based on the following main conditions:

1.entering into a partnership with B&C in which Suzano will acquire, initially and by means of a share purchase agreement, a minority stake of 15.00% (fifteen percent) of the shares of Lenzing held by B&C;

Exhibit 99.1

2.signing a shareholder’s agreement with B&C establishing the main terms and conditions of the partnership between B&C and Suzano, including the right of Suzano to hold two seats on Lenzing’s Supervisory Board, from the conclusion of the minority stake acquisition;

3.price for the minority stake of 15% (fifteen percent) of the shares of Lenzing held by B&C, in the amount of EUR 39.70 (thirty-nine Euros and seventy cents), with a total acquisition purchase price of EUR 229,971,261.90 (two hundred twenty-nine million nine hundred seventy-one thousand two hundred and sixty-one Euros and ninety cents) to be fully paid at closing;

4.Granting of the right (but not the obligation) in favor of Suzano to alter the controlling position of Lenzing, by acquiring an additional 15.00% (fifteen percent) of the shares of Lenzing held by B&C. This right may be exercised by Suzano in the period between the first anniversary and the fourth anniversary of the closing of the Transaction, and may be extended in specific cases agreed in the Transaction documents;

5.Both steps, the acquisition of a minority stake and the change in the controlling position (if occurs) are subject to regulatory approvals common to this type of transaction. Also, in case the Company decides to alter the controlling position of Lenzing, it will be subject to the mandatory takeover offer process, in compliance with Austrian Takeover Law.

Finally, the Directors authorized the Company's Board of Executive Officers to carry out any and all acts, negotiate and enter into any contracts and/or instruments and any additions thereto, necessary or convenient for the implementation of the above resolution.

8.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read, and will be signed electronically by all the Board members taking part, with the signatures having retroactive effect to the date of the meeting. It is noted that the documents and presentations that underpinned the matters discussed at this meeting have been archived on the Governance Portal. Signatures: Board Members: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka.

This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, June 11, 2024.

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Marcos Moreno Chagas Assumpção
Secretary

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